Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Earnings
Pre-tax net income	$25,312	$18,034	$47,035	$54,299
Add:
Fixed charges	15,809	15,184	49,184	43,133
Noncontrolling interest	25	27	66	47

Earnings, as adjusted	$41,146	$33,245	$96,285	$97,479

Fixed charges
Interest expensed and capitalized	$14,494	$13,850	$45,291	$39,202
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,300	1,326	3,848	3,906
Estimate of interest within rental expense	15	8	45	25

Fixed charges, as adjusted	15,809	15,184	49,184	43,133
Preferred stock dividends	2,561	2,561	7,682	7,682

Combined fixed charges and preferred stock dividends	$18,370	$17,745	$56,866	$50,815

Ratio of earnings to fixed charges	2.60x	2.19x	1.96x	2.26x

Ratio of earnings to combined fixed charges and preferred stock dividends	2.24x	1.87x	1.69x	1.92x